Overstock.com, Inc.
799 West Coliseum Way
Midvale, Utah 84047

January 10, 2019

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Attn: Mara Ransom, Assistant Director

Re:	Overstock.com, Inc. Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 15, 2018
File No. 000-49799

Ladies and Gentlemen:

Overstock.com, Inc. (the "Company," "we", "us", or "our"), is submitting this letter in response to the written comments of the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated December 26, 2018, with respect to the Company's Form 10-K for the Fiscal Year Ended December 31, 2017 filed with the Commission on March 15, 2018, File No. 000-49799. As used herein, "tZERO" shall refer to tZERO Group, Inc. (formerly tZERO.com, Inc.), which is a majority-owned subsidiary of the Company.

For ease of reference, we have reproduced below in bold-faced type the comments of the Staff contained in that letter followed by the Company's response to each comment in plain type.

Form 10-K For the Fiscal Year ended December 31, 2017

General

1.
We note your disclosure on page 37 of your Form 10-K that "tZERO expects to develop a new trading platform for the tZERO Security Tokens it plans to issue in connection with its security token offering and for use by other companies that issue tokens treated as securities, but it is only in the preliminary stages of development of the new trading platform," and your disclosure on page 40 that "tZERO is only in the preliminary stages of development of the Token Trading System and may not successfully develop, market and launch any Token Trading System." We also note the disclosure in your Form 10-Q for the period ended June 30, 2018 that "tZERO has recently entered into a joint venture with BOX Digital Market LLC to develop a national securities exchange with regulatory approvals that would enable the exchange to trade security tokens." As of your most recent Form 10-Q for the period ended September 30, 2018, it appeared that the trading platform for tZERO Security Tokens, any token trading system, and the national securities exchange for tokens were in the preliminary stages of development. However, in your Form 8-K filed December 17, your letter to shareholders indicates that "you are wrapping up development of the security token trading platform in the next couple of weeks, and, subject to finalizing regulatory review, plan to unveil it to the world early in the new year." Please tell us the status of any token trading platform or system, including a detailed discussion of the platform's stage of development, any required regulatory approvals or registrations and clarify the date(s) by which you expect any platforms to be operational and for what purpose(s). Please do the same with respect to your plans for the national securities exchange to trade security tokens.

Background

As noted in the Company's Form 10-Q for the period ended September 30, 2018 (the "Third Quarter 10-Q") "[a]n important part of tZERO's strategy is to buy, build, or partner with other entities in order to aggregate all the necessary components to have end-to-end ownership of the first fully regulated security token trading, clearing and settlement platform." (emphasis added). tZERO is pursuing at least two distinct aspects of this strategy:

•
The "Token Trading System" - the development of a platform to facilitate the private trading by accredited investors of the tZERO Security Tokens and other tokens or coins that are determined to be securities for purposes of U.S. securities laws on the alternative trading system (the "PRO Securities ATS") operated by its subsidiary, PRO Securities, LLC ("PRO Securities"), which is further described under "The PRO Securities ATS Platform" below; and

•
A broader strategy to develop the first U.S. national securities exchange (the "National Securities Exchange"), which it is pursuing through its joint venture with BOX Digital and which is further described under the caption "The BOX Digital JV" below.

As described below, the Company has provided appropriate updates regarding progress on this security token trading, clearing and settlement platform (including the Token Trading System and the National Securities Exchange) in its filings made under the Securities Exchange Act of 1934 (the "1934 Act") since the filing of the Form 10-K for the fiscal year ended December 31, 2017 (the "2017 10-K"). We note that the Company has not disclosed in any Form 10-Q for any of the three quarters in fiscal year 2018 (following the filing of the 2017 10-K in March 2018) that it is in the "preliminary stages" of developing the Token Trading System. Accordingly, we disagree with the Staff's statement in the comment that "[a]s of your most recent Form 10-Q for the period ended September 30, 2018, it appeared that the trading platform for tZERO Security Tokens, any token trading system, and the national securities exchange for tokens were in the preliminary stages of development." We note that the statement the Staff describes in the Company's Form 8-K filed December 17, 2018 relates to the more limited "Token Trading System" (the PRO Securities ATS platform described below), and not to the fuller strategic goal of developing the National Securities Exchange through the BOX Digital joint venture.

The PRO Securities ATS Platform

As of the date of this letter, tZERO, along with its affiliate, PRO Securities and its various business partners (all SEC-registered broker-dealers and FINRA members, each of whom licenses tZERO technology and software), is in the final stages of development of a trading environment, or platform, that will enable holders of the tZERO Preferred Equity Tokens ("Tokens") to resell their Tokens in transactions to other accredited investors exempt from registration under the Securities Act of 1933 (the "1933 Act") pursuant to the exemption from registration provided by Section 4(a)(7) of the 1933 Act. This platform is the "Token Trading System" and is not a stand-alone entity or website, but rather is a system that links the various registered entities (including PRO Securities, an introducing broker, and a clearing and custodial broker), as well as the issuer's transfer agent, required to effect trades in Tokens. As a result of the combination of (1) the smart contract design in the Tokens using the licensed tZERO technology, (2) the structure of the platform and (3) the roles of the various participants, all trades by design will satisfy the statutory requirements of Section 4(a)(7), thus effectively enforcing all restrictions related to secondary trading (as required under Regulation D and Regulation S).

tZERO expects the Token Trading System to be operational for trading the Tokens shortly following the expiration of 90-day period following the issuance of the Tokens. On October 12, 2018, tZERO issued the Tokens in settlement of the Simple Agreement for Future Equity ("SAFE") which are subject to a 90-day trading lock-up period in order to comply with Section 4(a)(7)), which expires on January 10, 2019. tZERO ultimately intends to scale the tZERO technology and software to allow the platform to enable holders of other issuers' security tokens or digital assets to be resold in transactions exempt from registration under the 1933 Act.

Initial 10-K disclosure. As noted in the Company's 2017 10-K, tZERO has been working in recent years to leverage its experience and expertise from developing and maintaining a trading platform for the trading of the Company's Series A preferred stock, in order to develop a platform that would also be capable of trading the Tokens and other tokens or coins that are determined to be securities for purposes of U.S. securities laws. This was referred to in the 2017 10-K as the "Token Trading System." The 2017 10-K disclosure noted that the Token Trading System "may be developed as an additional functionality of the PRO Securities ATS, as a functionality of another U.S. alternative trading system or a U.S. exchange that tZERO operates or designates, as a functionality of a non-U.S. trading system or a non-U.S. exchange that tZERO may operate or designate, or any other format, wherever situated." As indicated in the Staff's comment, the 2017 10-K disclosed that at the date of its filing, tZERO was only in the preliminary stages of development of the Token Trading System and that the complex technological considerations and numerous legal and regulatory issues implicated by the system would be likely addressed in consultation with tZERO's broker‑dealer subsidiaries' regulators, in particular FINRA and the SEC.

Subsequent updates. On May 10, 2018, the Company filed a Form 8-K (the "May 10 8-K") announcing the appointment of Saum Noursalehi as Chief Executive Officer of tZERO, concurrently with Mr. Noursalehi's resignation from his position as President, Retail, of the Company and Patrick Byrne's resignation from his position as Chief Executive Officer of tZERO. As noted in the May 10 8-K, this represented a significant investment of resources by the Company in the development of the tZERO platform in order to accelerate the platform's development.

In addition, the Company filed a Form 8-K on May 22, 2018 (the "May 22 8-K"), to furnish a copy of a Supplement dated May 22, 2018 (the "Supplement") to tZERO's Confidential Private Placement Offering Memorandum, as Amended, Supplemented and Restated as of March 1, 2018 (the "Offering Memorandum"). In addition to noting the management changes described above, the Supplement contained an update on the development of the Token Trading System, noting that "[o]ver the last several months, we have achieved significant progress toward tZERO's goal of an operating trading platform for tokens and coins (including the [tZERO Security Tokens]) that are determined to be securities for purposes of the U.S. securities laws." The Supplement set forth further details about the technical aspects of the platform development at that point.

In addition to the foregoing, in the Third Quarter 10-Q (filed on November 9, 2018), the Company included a subsection in its MD&A entitled "Recent tZERO Business Developments" in which, in addition to the overall strategy statement noted above, the Company disclosed that tZERO had determined not to move forward with certain previously disclosed relationships related to the platform, but that it began evaluating alternative strategic relationships that may replace one or more roles tZERO expected one of those parties to fulfill during the third quarter, and, while it had identified suitable candidates to perform these roles, tZERO had not yet entered into definitive agreements with those parties. The result of those discussions is the restricted platform described above that enables the private trading of the Tokens in a manner compliant with Section 4(a)(7) described in detail above.

Regulatory Status. Subsequent to the filing of the Third Quarter 10-Q, representatives of tZERO, PRO Securities, as operator of PRO Securities ATS, the introducing broker, the clearing and custodial broker, and tZERO, as issuer, met with FINRA representatives on November 27, 2018 and recently submitted written responses to follow-up inquiries from FINRA following that meeting. Moreover, the introducing broker and the clearing and custodial broker filed their fully disclosed clearing agreement with FINRA and expect to receive approval shortly. The introducing broker will not begin the process of onboarding Token holders and potential Token purchasers until FINRA has approved the clearing agreement.

In addition, on December 14, 2018 PRO Securities filed an amendment to its Form ATS with the Division of Trading and Markets of the SEC to describe the changes to its operations as a result of the implementation of the Token Trading System platform, including the addition of the introducing broker as a subscriber to the PRO Securities ATS. The 20-day advance notice period prior to implementing the changes considered material changes to the operation of the PRO Securities ATS ended on January 3, 2019, with no further comment from the SEC Staff.

Except as described above, no further regulatory approvals or registrations are necessary in order for the above-described trading platform to begin facilitating private resales under Section 4(a)(7).

The BOX Digital JV

As referenced in the Staff's comment, separately from the above-described Section 4(a)(7) Token Trading System, the Supplement filed on May 22, 2018 also set forth a discussion of the proposed joint venture with BOX Digital Markets LLC ("BOX Digital") to form and operate a proposed joint venture to list and publicly trade security tokens for companies that issue, or convert existing stock to, security tokens. Subsequent to that, the Company publicly announced on June 19, and disclosed in its Form 10-Q for the period ended June 30, 2018, that tZERO and BOX Digital had entered into a joint venture for the purpose of developing the National Securities Exchange with regulatory approvals that would enable the National Securities Exchange to trade security tokens. Such trading will occur through a facility of BOX known as TokynX LLC ("TokynX"). As a facility of BOX, TokynX's operations will be subject to applicable requirements in Sections 6 and 19 of the 1934 Act, among other applicable rules and regulations.

Pursuant to the operating agreement for TokynX, tZERO will provide the technology required to create and operate the National Securities Exchange and will manage the ongoing technology implementation, administration, maintenance and support, while BOX will provide executive leadership and regulatory expertise to TokynX. As noted in the Company's prior disclosures, following execution of definitive documentation, the joint venture would seek SEC approval and the joint venture would terminate if regulatory approval is not obtained. The Company has been informed that the TokynX leadership continues to work with the Staff of the Division of Trading and Markets and anticipates regulatory approval in mid-2019.

We note that the Company's next upcoming Form 10-K for fiscal year 2018 will further describe the various components of the overall tZERO platform in a manner consistent with prior disclosures and this comment response. In particular, the Company plans to provide a more detailed update of the business and regulatory status of the Token Trading System (Pro Securities ATS) and the joint venture with BOX Digital, as well as any other relevant updates.

Note 2. Accounting Policies
Noncontrolling interests, page 110

2.
We note that tZERO launched a security token offering of the right to acquire, if issued in the future, tZERO Preferred Equity Tokens through a Simple Agreement for Future Equity ("SAFE"). Please tell us how you determined that the SAFE qualified as an equity classified financial instrument presented within noncontrolling interest. Also tell us and disclose in future filings the pertinent rights and privileges of the SAFE and, if known, Preferred Equity Tokens and how you determine the profit or loss attributable to the noncontrolling interest. See ASC 505-10-50-3.

The following analysis is based on the terms of the tZERO security token offering (the "Offering") that was launched on December 18, 2017 by which investors purchased the right to acquire Tokens through a SAFE. Please refer to tZERO's Supplement and Offering Memorandum, which as noted above was filed by the Company with its May 22 8-K, for a complete list of terms and conditions.

Applicable Guidance

In performing our analysis of the SAFE instrument, we considered the following authoritative accounting literature from the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") which have been issued as a part of U.S. Generally Accepted Accounting Principles ("U.S. GAAP"):

•	ASC Topic No. 480 ("ASC 480"), Distinguishing Liabilities from Equity;

•	ASC Topic No. 815 ("ASC 815"), Derivatives and Hedging;

•	ASC Topic No. 810 ("ASC 810"), Consolidation;

•	ASC Topic No. 505 ("ASC 505"), Equity;

•	ASC Topic No. 260 ("ASC 260"), Earnings per Share; and

•	ASC Master Glossary.

Summary Conclusion

The SAFE was a prepaid contract to obtain equity interest in tZERO. After evaluating the characteristics of the SAFE against the criteria contained within ASC 480, we concluded the instrument was not a liability under ASC 480 in our Consolidated Balance Sheet on our 2017 10-K because it could not be cash settled at the date of our Consolidated Balance Sheet. Further, we concluded the SAFE (i) was indexed to the Tokens (which, while called “Tokens”, are legal form equity shares) in accordance with section ASC 815-40-15 and (ii) met all of the requirements for equity classification outlined in ASC 815-40-25. Accordingly, the SAFE was properly classified in equity in tZERO's Consolidated Balance Sheet and further included as a component of noncontrolling interest in the Company's Consolidated Balance Sheet on our 2017 10-K. SAFE holders had no legal or equitable rights, interests or claims in or to any specific property or assets of tZERO and accordingly, no profit or loss of tZERO was attributable to the noncontrolling interest held by SAFE holders. Further, the underlying Tokens represent a form of preferred stock with noncumulative dividend rights under certain circumstances in future periods. Each SAFE was subsequently settled for a fixed number of Tokens (i.e., preferred shares) on October 12, 2018 (the "Token Issuance Date") in settlement of the SAFEs. Accordingly, per the Staff's comment, the pertinent rights and privileges of the Tokens are known at this time, as discussed in more detail below.

Analysis

In determining the appropriate Balance Sheet classification for the SAFE, we first considered whether the SAFE met the definition of a "Financial Instrument" as defined within the ASC Master Glossary. The SAFE met the definition of a Financial Instrument as it represented a prepaid forward contract for the Tokens (i.e., equity shares). Upon entering into the SAFE, the investor was obligated to deliver the applicable purchase price of the Tokens in either U.S. dollars, Bitcoin, or Ether and had the right to receive Tokens once issued. The SAFE obligated tZERO to use commercially reasonable efforts to issue a fixed number of Tokens at a future date and on the Token Issuance Date the Tokens were issued and each applicable SAFE immediately terminated in accordance with its terms.

There is limited guidance in U.S. GAAP related to evaluating whether a financial instrument is an equity share and such guidance does not contemplate digital securities, such as the Tokens. However, we believe that because the Tokens are legal form equity shares under Delaware and other applicable law, and because they are not mandatorily redeemable the issued Tokens should be classified as equity. ASC 480 provides guidance on whether a financial instrument tied to equity should be classified as a liability and the provisions of ASC 815-40, Derivatives and Hedging - Contracts in Entity's Own Equity, outline the requirements for equity classification for an equity derivative. Accordingly, we analyzed the SAFE under the provisions of ASC 480 to determine if liability classification is required for accounting purposes.

ASC 480 Analysis

The guidance outlined in paragraphs ASC 480-10-25-4 to 25-14 require that an issuer classify financial instruments within its scope as a liability (or an asset in some circumstances) if they are determined to be (i) mandatorily redeemable financial instruments, (ii) obligations to repurchase issuer's equity shares by transferring assets, or (iii) certain obligations to issue a variable number of shares.

The SAFE did not possess the characteristics of mandatorily redeemable financial instruments (ASC 480-10-25-4 through 25-7) as the SAFE was not issued in the form of an outstanding share and, furthermore, did not embody an unconditional obligation requiring tZERO to redeem the instrument by transferring its assets at a specified or determinable date or upon events that are certain to occur. Instead, the SAFE represented a forward contract on the Tokens (i.e., equity shares).

The SAFE did not possess the characteristics of obligations to repurchase an issuer's equity shares by transferring assets (ASC 480-10-25-8 through 25-13) as the SAFE was not issued in the form of an outstanding share and, furthermore, the SAFE represented an obligation of tZERO to use commercially reasonable efforts to issue the Tokens to the SAFE investors. Further, upon issuance of the Tokens underlying the SAFE, the Tokens can only be redeemed either (i) at the election of tZERO, in whole or in part, at any time (i.e., a call option held by tZERO) or (ii) upon the occurrence of any liquidation, dissolution or winding up of tZERO (a "Liquidation Event"). The requirement for tZERO to redeem the Tokens upon the occurrence of a Liquidation Event represents part of the ordinary liquidation of tZERO rather than a put option held by the Token holders. Accordingly, the Token holders do not have the ability to require tZERO to redeem the Tokens through the transfer of assets and, therefore, the Tokens underlying the SAFE also do not possess this characteristic.

Upon a material modification or amendment to the Offering by tZERO, tZERO could have been conditionally obligated to repurchase the SAFE by transferring assets during the five-day withdrawal deadline following a material amendment as set forth in the Offering Memorandum. No such material modification or amendment occurred during the fiscal year ended December 31, 2017; however, if such an occurrence took place, the SAFE would have met the criteria to be classified as a liability in the Consolidated Balance Sheet during the five-day withdrawal period. In analyzing this provision, we concluded that because modifying the Offering was within our unilateral control, it did not impact the analysis under ASC 815 or ASC 480.

The SAFE did not possess the characteristics of an obligation to issue a variable number of shares (ASC 480-10-25-14) as the SAFE represented a conditional obligation for tZERO to use commercially reasonable efforts to issue the Tokens and upon the execution of the SAFE, the number of Tokens to be issued to each SAFE holder was fixed. Therefore, the SAFE did not at any time represent an obligation to issue a variable number of Tokens.

Based on the above analysis, the SAFE did not fall within the scope of ASC 480 and, therefore, was not required to be classified as a liability in our Consolidated Balance Sheet pursuant to ASC 480. Accordingly, we further analyzed the SAFE under the provisions of ASC 815.

ASC 815 Analysis

In determining whether the SAFE possessed the characteristics of a freestanding derivative, we considered the guidance outlined in paragraph ASC 815-10-15-83, which describes the characteristics of a freestanding derivative. The SAFE possessed each of the characteristics outlined in ASC 815-10-15-83, except for the characteristic outlined in ASC 815-10-15-83(c) as the SAFE could not be net settled but could only be settled through the actual delivery of the Tokens, excluding consideration of the limited, time-based, withdrawal rights provided following a decision by tZERO to materially modify the Offering. No material modification to the Offering occurred during the fiscal year ended December 31, 2017. As such, the SAFE did not possess all of the characteristics of a freestanding derivative. Accordingly, we further analyzed whether the SAFE fell within the scope of subtopic ASC 815-40 and qualified for equity classification in our Consolidated Balance Sheet.

In order for the SAFE to have qualified for equity classification, the SAFE must have been both (i) indexed to the Tokens (i.e., equity shares) in accordance with section ASC 815-40-15-7 and (ii) met all of the requirements for equity classification outlined in section ASC 815-40-25.

Indexed to the Company's Own Stock (ASC 815-40-15)

ASC 815-40-15-7 provides a two-step process for determining whether the SAFE was indexed to tZERO's own stock. First, the SAFE required tZERO to use commercially reasonable efforts to issue Tokens but tZERO was not required to issue the Tokens; therefore, settlement of the SAFE was contingent upon tZERO actually issuing the Tokens (which occurred on the Token

Issuance Date). As such, the settlement of the SAFE through the issuance of the Tokens did not preclude the SAFE from being considered indexed to tZERO's own stock as it was not based upon either an observable market, other than the market for tZERO's own stock, nor an observable index, other than an index calculated or measured solely by reference to tZERO's own operations (ASC 815-40-15-7A). Second, upon entering into a SAFE, the purchase price of Tokens and the number of Tokens that the investor ultimately received was fixed and accordingly, the settlement amount of the SAFE equaled the difference between the fair value of a fixed number of Tokens and a fixed monetary amount (i.e., the fixed Token price). As such, the settlement amount of the SAFE was consistent with the guidance outlined in paragraph ASC 815-40-15C.

We also considered whether the right of withdrawal upon modification or amendment of the Offering, as previously mentioned above, should be considered in the indexation analysis. As any modification or amendment would have been a unilateral decision within tZERO's control, we concluded that an amendment should not be anticipated and therefore not included in the analysis unless and until it takes place. As previously noted, no such material modification or amendment occurred during the fiscal year ended December 31, 2017.

Based on the above analysis, we concluded the SAFE was indexed to the Tokens (i.e., equity shares) and, therefore, fell within the scope of subtopic ASC 815-40. Accordingly, we further analyzed the SAFE to determine whether the SAFE met all of the requirements for equity classification under section ASC 815-40-25.

Equity Classification Requirements (ASC 815-40-25)

The SAFE met all of the requirements for equity classification in our Consolidated Balance Sheet pursuant to the provisions of ASC 815-40-25 based on the following:

•
tZERO was not required to net-cash settle the SAFE, excluding consideration of the limited, time-based, withdrawal rights provided following a material modification of the Offering. No material modification to the Offering occurred during the fiscal year ended December 31, 2017 as discussed previously. (ASC 815-40-25-7 through 25-9 and 55-2 through 55-6)

•
The issuance of the Tokens was exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) of the Securities Act. Therefore, tZERO's settlement was permitted in unregistered securities. (ASC 815-40-25-10 through 25-18)

•
tZERO is majority-owned by the Company and, therefore, the ability to issue a sufficient number of Tokens to settle the SAFE was within the control of the Company. The Company unilaterally reincorporated tZERO in the state of Delaware prior to the consummation of the Offering and issued Tokens on the Token Issuance Date under Delaware law without a requirement to obtain shareholder approval. (ASC 815-40-25-19 and 25-22 through 25-24)

•
The SAFE included an explicit limit that tZERO would not generate more than 59 million Tokens in the aggregate, inclusive of Purchased Tokens, Compensatory Tokens, and Reserve Tokens. (ASC 815-40-25-26 through 25-28)

•	The SAFE did not require cash settlement in the event that tZERO failed to make timely filings with the SEC. (ASC 815-40-25-29)

•	The SAFE did not contain any top-off or cash settled make-whole provisions. (ASC 815-40-25-30)

•	The SAFE did not grant the investors any creditor rights. (ASC 815-40-25-31 through 25-34)

•	The SAFE did not require tZERO to post collateral. (ASC 815-40-25-35)

Due to the SAFE (i) being indexed to Tokens (i.e., equity shares) in accordance with section ASC 815-40-15 and (ii) meeting all of the requirements for equity classification outlined in ASC 815-40-25, the SAFE was properly classified as equity in our Consolidated Balance Sheet.

Noncontrolling Interest Analysis

In evaluating the classification of the SAFE within equity of our Consolidated Balance Sheet, the SAFE met the criteria for classification as noncontrolling interest pursuant to the provisions of ASC 810-10-45 as the SAFE was a financial instrument that met the requirements for equity classification within tZERO's financial statements as discussed above. Furthermore, as tZERO is a majority-owned subsidiary of the Company, and any SAFE holders that were not the parent (i.e., the Company), should be classified as noncontrolling interests within equity in the parent's Consolidated Balance Sheet.

Rights and Privileges

SAFE

Under the Offering, the SAFE provided each investor the right to acquire, once issued, Tokens. A SAFE could not be resold or transferred under any circumstances. SAFE holders had no rights to vote, receive dividends or be deemed the holder of capital stock of tZERO in their capacity as a SAFE holder for any purpose, nor was anything to be construed to confer on a SAFE holder any of the rights of a stockholder of tZERO or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive dividends, subscription rights or otherwise. SAFE holders had no legal or equitable rights, interests or claims in or to any specific property or assets of tZERO. To the extent that a SAFE holder acquired a right to receive any payment from tZERO in connection with a SAFE, such right would have been no greater than the right of an unsecured general creditor of tZERO. The Offering Memorandum stated that SAFE holders were to treat the SAFE as a prepaid forward contract for U.S. federal, state and local income taxes, and were not to take any position on any tax return, report, statement or tax document that was inconsistent with such treatment.

Following any material amendment to the terms of the Offering, each investor who had executed a SAFE prior to the date of the amendment had the opportunity to withdraw their entire investment within five business days of the date of the amendment. Withdrawal of a portion of an investor's investment during such withdrawal period would not have been permitted, except in tZERO's sole discretion.

Upon issuance of the SAFE, Tokens were not available for issuance, and although tZERO was required to use commercially reasonable efforts to issue the Tokens, tZERO was not required to issue the Tokens, and SAFE holders would not have received any refund or return of investment in the event that the Tokens were not issued. The Tokens were issued on the Token Issuance Date, and each applicable SAFE immediately terminated in accordance with its terms. We acknowledge the Staff's request to disclose in future filings the pertinent rights and privileges of the SAFE; however, as all outstanding SAFEs were terminated on the Token Issuance Date, all rights and privileges of the SAFEs ceased at that time and are no longer applicable to future filings.

Tokens

Tokens are preferred equity in tZERO that have the legal form of equity. The issuance of the Tokens was exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) of the Securities Act. The Tokens will remain outstanding in perpetuity unless repurchased or redeemed at tZERO's discretion. Token holders will not be able to transfer their Tokens until tZERO designates or creates a digital token exchange on which holders of Tokens may transfer or resell their Tokens (a "Designated Exchange") or explicitly authorizes peer-to-peer transfers. Peer-to-peer transfers will not be permitted unless and until Token holders are notified by tZERO and informed of the requirements and conditions to do so; however, there is no guarantee that peer-to-peer transfer will ever be permitted. Tokens do not have any voting rights except to the extent required by applicable law.

Token holders have the right to noncumulative dividends, if declared by tZERO's Board of Directors (the "Board"), to be paid out of funds lawfully available on a quarterly basis (each, a "Dividend"). If a Dividend is declared, tZERO will calculate an amount equal to 10% of tZERO's consolidated Adjusted Gross Revenue for the most recently completed fiscal quarter. Adjusted Gross Revenue is defined in the Offering Memorandum as Revenue, net, less Cost of Sales, which is equivalent to Gross Profit, as reported in tZERO's consolidated financial statements. tZERO's Board will have discretion to elect to apply one of two dividend models: the Traditional Dividend Model or the Lock-Up Dividend Model. Token holders will have no ability to determine or influence which Dividend Model will be in effect. If, and when declared, Dividends will be paid on a pro rata basis on Tokens and the holders of any class or series of preferred stock ranking pari passu with the Tokens as to the payment of Dividends.

tZERO has the right to redeem the Tokens, in whole or in part, at any time. If fewer than all of the outstanding Tokens are to be redeemed at any time, tZERO may choose to redeem the Tokens proportionally from all Token holders or may choose the Tokens to be redeemed by lot or by any other equitable method. The redemption price for a Token will be either (i) its fair market value (if any) as determined in good faith by the Board (but, in no event, less than $10.00 per Token) or (ii) if no market value is determinable at such time, USD $10.00 per Token (the "Redemption Price"). The Redemption Price, in the sole discretion of tZERO, may be paid in U.S. dollars, Bitcoin or Ether. Payments in Bitcoin or Ether will be valued in U.S. dollars.

In the event of any liquidation, dissolution or winding up of tZERO, Token holders are entitled to receive, prior and in preference to any distribution of any assets or funds of tZERO to other holders of tZERO's equity (except for any class or series of preferred stock designated to be paid prior to, or concurrently with, the Tokens as to payments in liquidation) by reason of their ownership of such Tokens, an amount per Token for each Token held by them equal to USD $0.10. If upon a Liquidation Event and after the payment or setting aside for payment to the holders of any class or series of preferred stock designated to be paid prior to Token holders, as to a liquidation preference, the assets of tZERO lawfully available for distribution to the holders of Tokens and any class or series of preferred stock designated to be paid concurrently with the Token holders, as to a liquidation preference, are insufficient to permit payment in full to all such holders, then the entire assets of tZERO legally available for distribution will be distributed with equal priority and pro rata among Token holders and holders of any class or series of preferred stock designated to be paid concurrently with the Token holders, as to a liquidation preference, ratably and in proportion to the full amounts they would otherwise be entitled to receive.

The merger or consolidation of tZERO with any other company, including a merger in which Token holders receive cash or property for their Tokens, or the sale of all or substantially all of the assets of tZERO, or any other change of control of tZERO, will not constitute a Liquidation Event and Token holders will have no preferential rights in connection therewith except to the extent required by applicable law.

Token holders are not entitled to any utility functionality as part of the Tokens. Nevertheless, tZERO expects to endeavor to provide certain additional benefits to holders of the Tokens in the future (the "Discretionary Benefits"). These are not a part of the terms and conditions of the Tokens, but rather are benefits that may be voluntarily provided by tZERO to Token holders similar to an incremental dividend. These Discretionary Benefits may be withdrawn or changed at any time in the discretion of tZERO's Board. Access to, and the degree of, any Discretionary Benefits, if offered, is expected to be determined by the quantity of Tokens the holder possesses. All matters relating to the terms of any Discretionary Benefits will be decided solely by the Board. Furthermore, the terms of any Discretionary Benefits will be subject to amendment by tZERO's Board at any time.

We will summarize the rights and privileges noted above related to the Tokens in our future filings in accordance with ASC 505-10-50-3.

Profit and Loss Attributable to Noncontrolling Interest Analysis

While the provisions of ASC 810-10-45-20 require a reporting entity to allocate a subsidiary's income or loss and comprehensive income or loss between the controlling and noncontrolling interests, they do not prescribe a specific means for doing so. Based on the contractual arrangements with SAFE holders, SAFE holders did not possess any ownership rights and were not entitled to vote, receive dividends or be deemed the holder of capital stock of tZERO in their capacity as a SAFE holder for any purpose. Further, SAFE holders had no legal or equitable rights, interests or claims in or to any specific property or assets of tZERO. As such, no profit or loss of tZERO was attributable to the noncontrolling interest held by SAFE holders.

Based on the contractual arrangements with Token holders, the Token holders are entitled to, if declared by tZERO's Board, a noncumulative dividend on a quarterly basis. The Token holders are not entitled to participate in any dividends paid to the holders of tZERO's common stock and have no rights to the undistributed earnings of tZERO. However, prior to distributing earnings to common shareholders, a dividend to the preferred shareholders must be declared. In the event of any liquidation, dissolution or winding up of tZERO, Token holders will be entitled to the limited liquidation rights noted above. As such, dividends, if declared by tZERO's Board, will be deducted from tZERO's income available to the common stockholders of tZERO. Any remaining undistributed earnings or losses of tZERO for a period shall be allocated to the noncontrolling interest held by Token holders based on the contractual participation rights of the security to share in those earnings as if all the earnings for the period had been distributed consistent with the guidance in ASC 260-15-65. We will include a description of our accounting policy for profit and loss attributable to Token holders in our future filings.

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We acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-5420.

Sincerely,

OVERSTOCK.COM, INC.

/s/ GREGORY J. IVERSON
Gregory J. Iverson
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)